FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Expiration of the Offer for Brasilcel	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
Telefónica, S.A. (“Telefónica”), as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) and following instructions from the Spanish Securities Market Commission, hereby reports the following
SIGNIFICANT EVENT
Further to the significant events released with regard to the binding and unconditional offer submitted by Telefónica (the “Offer”) for the acquisition, directly or through any of the companies within its Group, of 50% of the capital stock of the Dutch company BRASILCEL, N.V. (which is jointly owned by Telefónica and Portugal Telecom, SGPS, S.A., and which directly and indirectly owns shares representing, approximately, 60% of the capital stock of the Brazilian company Vivo Participações, S.A.), Telefónica hereby informs that since the Board of Directors of Portugal Telecom, SGPS, S.A. has not accepted the Offer within its deadline, such Offer has expired.
The communications between Portugal Telecom, SGPS, S.A. and Telefónica are attached hereto.
Madrid, July 17, 2010.

Mr Cesar Alierta / Mr Julio Linares
Board of Directors of Telefónica SA
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain

Fax: 0034917271600

VIA FACSIMILE

Lisbon, 16 July 2010

Dear Sir,

In reference to Telefonica's Offer ("Offer") to acquire the fifty-percent stake in Brasilcel, NV, held by Portugal Telecom, SGPS, SA ("PT"), and following the Extraordinary Shareholders' Meeting that took place on 30 June 2010, PT's designated representatives have engaged in discussions with representatives of Telefónica, SA, ("Telefónica") to analyse future options for Vivo and the Offer.

The discussions with Telefónica have progressed in a constructive manner and PT's Board of Directors is committed to use its best endeavours to conclude them in a way that satisfies the interests of all parties. In light of this, and to continue working towards a positive outcome, the Board of Directors of PT has resolved today to request a final extension of the validity of the Offer until 28 July 2010.

Yours faithfully,

Conselho de Administração

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, 40 1069-300 Lisboa - Portugal
Tel (+351) 21 500 0768 Fax (+351) 21 359 1049

Sociedade Aberta • Número Único de matrícula e identificação fiscal 503 215 058 • C.R.C. de Lisboa • Capital Social € 26.895.375,00

www.telecom.pt

To the attention of: Mr. Henrique Granadeiro Chairman ofthe Board ofDirectol’s ofPortugal Telecom, SGPS S.A. Mr. Zeinal Bava ChiefExecutive Officer ofPortugal Telecom, SGPS S.A. The Board ofDirectors ofPotlugal Telecom, SGPS S.A. Av. Fontes Pereira de Melo, 40 1069 ·300 Lisbon July 17th, 2010 Dear Sirs, In reference to your letterdated July 16, 2010 requesting a final extension until July 28,2010 ofthe validity of the Telef6nica’s offer to acquire 50% of the shares of Brasilcel, N.V. owned directly 01’ indirectly by Portugal Telecom, SGPS S.A., as we have verbally communicated to you before the expiration of such offer, we hereby kindly confirm that the offer, in accordance with its terms and conditions, expired on July 16, 2010 at 23:59 h (Lisbon time). Yours sincerely TELEF6NICA, S.A. By_ Name! Title: C

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 17th, 2010	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors